*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Celladon

Corporation in connection with Registration

Statement on Form S-1 filed October 10, 2013

(File No. 333-191688)

CLDN-0001

October 18, 2013	VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Daniel Greenspan

Re:	Celladon Corporation
Registration Statement on Form S-1
File No. 333-191688

Dear Mr. Riedler:

On behalf of our client, Celladon Corporation (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 3, 2013 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on September 6, 2013, which was subsequently amended in response to the Comment Letter and filed with the Commission on October 10, 2013 (the “Registration Statement”). In this letter, we are responding only to the fourth and fifth bullet points contained in comment number 11 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Jason L. Kent, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6044.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

October 18, 2013 Page 2 of 5

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Celladon

Corporation in connection with Registration Statement on Form S-1 filed October 10, 2013

(File No. 333-191688)

CLDN-0002

Staff Comments and Company Responses

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview

Determination of the Fair Value of Common Stock, page 71

11.	We will further evaluate your accounting for stock compensation and related disclosure when your IPO price has been set. Please expand your disclosure to address the following:

[ . . .]

•	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between the latest valuation and the estimated IPO price.

•	Continue to update your disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances, through the effective date of the registration statement.

Response: We respectfully advise the Staff that on October 15, 2013, the Company, based on information provided by its underwriters, determined that the estimated offering prices to be included on the cover of the Company’s preliminary prospectus would be in the range of $[***] to $[***] per share. The midpoint of the price range is $[***] per share. In comparison, the Company’s board of directors, with input from management, determined the fair value of the Company’s common stock to be $0.75 per share as of September 30, 2013, after considering a valuation report from an independent third-party valuation specialist as well as other objective and subjective factors described in the Registration Statement. Please note that the foregoing per-share amounts, and the other per-share amounts set forth in this letter, do not reflect the impact of an anticipated reverse stock split which the Company plans to effect immediately prior to the closing of the offering.

As is typical in initial public offerings, the estimated price range for the offering was not derived using a formal determination of fair value, but was determined primarily by negotiation between the Company and its underwriters. Among the factors that were considered in setting the estimated price range for the offering were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

October 18, 2013 Page 3 of 5

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Celladon

Corporation in connection with Registration Statement on Form S-1 filed October 10, 2013

(File No. 333-191688)

CLDN-0003

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Registration Statement.

The midpoint of the estimated price range for the offering of $[***] per share (the “Midpoint Price”), exceeds the fair value of the Company’s common stock of $0.75 per share as of September 30, 2013, which was determined as described above (the “Prior Valuation Price”) by $[***] per share. The Company respectfully submits that the difference between the Prior Valuation Price and the Midpoint Price is primarily attributable to the fact that the methodology for determining the Prior Valuation Price incorporated multiple liquidity scenarios, not all of which allocate value to the Company’s stockholders on a fully-diluted, as-converted to common stock basis, while the Midpoint Price assumes with 100% probability that the Company completes an initial public offering (in connection with which all of the Company’s preferred stock will be converted into common stock) during the fourth quarter of 2013, as well as certain other factors. The pre-money enterprise value indicated by the Midpoint Price is substantially the same as the enterprise value used in the initial public offering scenario discussed below and, as a result, does not contribute to any differential between the Midpoint Price and the Prior Valuation Price.

The incorporation of multiple liquidity scenarios, along with the application of a present value discount factor based on a 25% cost of capital and a discount for lack of marketability (“DLOM”) of 10% in the initial public offering scenario using a guideline public company market approach, in the determination of the Prior Valuation Price accounted for $[***] per share of the $[***] per share difference between the Prior Valuation Price and the Midpoint Price, as follows:

•

The September 30, 2013 valuation report prepared by the Company’s valuation specialist contained multiple liquidity scenarios. Under the initial public offering scenario, which used a guideline public company market approach, and for which a probability weighting of 70% was assigned, the fair value of the Company’s common stock was determined to be $1.00 per share. The consideration of a “other liquidity event” scenario, which facilitated the inclusion of various potential liquidity outcomes in which the Company’s preferred stockholders would retain their rights and preferences in liquidation, and for which a probability weighting of 30% was assigned, resulted in a fair value determination of $0.17 per share, a decrease of approximately $0.83 per share. The Company respectfully submits that the initial public offering scenario results in a higher fair value per share determination than the other liquidity event scenario because under the initial public offering scenario, the Company’s preferred stock would convert into common stock in connection with the offering and, therefore, the liquidation preferences of the preferred stock would be eliminated upon the completion of the offering. Since the holders of the Company’s preferred stock hold approximately $120 million in liquidation preference over

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

October 18, 2013 Page 4 of 5

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Celladon

Corporation in connection with Registration Statement on Form S-1 filed October 10, 2013

(File No. 333-191688)

CLDN-0004

the common stock, the majority of all value in the other liquidity event transaction would be allocated to the preferred stockholders. Accordingly, after applying the indicated probability weighting, the consideration of an other liquidity event scenario accounted for approximately $[***] per share of the $[***] per share difference between the Prior Valuation Price and the Midpoint Price; and

•	In determining the fair value of the Company’s common stock of $1.00 per share under the initial public offering scenario using a guideline public company market approach, the September 30, 2013 valuation report utilized (i) a DLOM equal to 10% and (ii) a present value discount factor based on a 25% cost of capital over a period of approximately three months based on an anticipated completion date for the offering of December 31, 2013. The application of these factors accounted for approximately $[***] per share of the $[***] per share difference between the Prior Valuation Price and the Midpoint Price.

The Company believes that the remaining difference between the Prior Valuation Price and the Midpoint Price is justified by (i) the fact that the valuation report prepared by the Company’s third-party valuation specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the offering, and (ii) other factors, such as the inherent uncertainty of completing a successful initial public offering and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s underwriters.

In conclusion, the Company respectfully submits that the difference between the latest valuation (i.e., the Prior Valuation Price) and the estimated IPO price (i.e., the Midpoint Price) is reasonable in light of the considerations outlined above. The Company will add disclosure to this effect in its next amendment to the Registration Statement. In addition, as requested by the Staff, the Company will continue to update its disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances, through the effective date of the Registration Statement.

***

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

October 18, 2013 Page 5 of 5

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Celladon

Corporation in connection with Registration Statement on Form S-1 filed October 10, 2013

(File No. 333-191688)

CLDN-0005

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6044.

Sincerely,

/s/ Jason L. Kent

Cooley LLP

Jason L. Kent, Esq.

cc:	Krisztina M. Zsebo, Ph.D., Celladon Corporation
Rebecque J. Laba, Celladon Corporation
Cheston J. Larson, Latham & Watkins LLP
Michael E. Sullivan, Latham & Watkins LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM